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                               October 20, 1998


BY EDGAR AND FACSIMILE

Ms. Paula Dubberly
Assistant Director
Mail Stop 4-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        RE:   CRF LODGING COMPANY, L.P. FORM S-4
              SEC FILE NO. 333-42953

Dear Ms. Dubberly:

        We are hereby requesting withdrawal of the above-referenced registration statement. The registrant has decided that market conditions are not conducive to going forward with the transaction at this time. Please send us a copy of the order withdrawing such registration statement.

        If you have any questions, please do not hesitate to call Warren Gorrell of Hogan & Hartson at (202) 637-8618 or Debbie Froling at (202) 637-5809.

                                        Sincerely,

                                        CRF Lodging Company, L.P.

                                        By: CRF Lodging I, Inc., as
                                            general partner

                                                By: /s/ Robert E. Parsons, Jr.
                                                   ----------------------------
                                                   Robert E. Parsons, Jr.,
                                                   President